Exhibit 3.1

AMENDMENT NO. 1 TO THE BYLAWS OF NU-MED PLUS, INC.

Adopted by the Board of Directors on November 2, 2026

The Board of Directors of Nu-Med Plus, Inc., a Utah corporation (the “Corporation”), hereby adopts the following amendment to the Corporation’s Bylaws:

1. New Section 2.15A — Vote Required for Transfer to Another Jurisdiction.

The following new Section 2.15A is hereby added to Article II of the Bylaws, immediately following Section 2.15:

Section 2.15A. Vote Required for Domestication or Transfer to Another State. Pursuant to Utah Code Ann. § 16-10a-1533.5 (or any successor statute), any transfer of the Corporation’s domicile to, or domestication of the Corporation in, a jurisdiction other than the State of Utah shall be approved by the same vote of shareholders required under Section 2.15 of these Bylaws for matters other than the election of directors, namely, the affirmative vote of a majority of the votes cast by the shares entitled to vote thereon, present in person or represented by proxy at a meeting at which a quorum is present. This Section 2.15A shall constitute the standard “provided in the corporation’s bylaws” for purposes of Utah Code Ann. § 16-10a-1533.5(1)(b), and no greater vote shall be required for such a transfer unless otherwise specified in the Corporation’s Articles of Incorporation.

2. No Other Changes. Except as expressly amended hereby, the Bylaws of the Corporation shall remain in full force and effect.

3. Effective Date. This amendment shall be effective as of November 2, 2026.